APWC Announces Financial Results for the First Quarter of 2026
•Quarterly revenue of $130.8 million, up 30% from a year ago
•Quarterly EPS was $0.05, up 171% from a year ago
TAIPEI, Taiwan, May 14, 2026 (GLOBE NEWSWIRE) - Asia Pacific Wire & Cable Corporation Limited ("APWC" or the "Company") (NASDAQ: APWC) today announced its financial results for the first quarter ended March 31, 2026.

Quarterly revenue was $130.8 million, down 2% from the previous quarter and up 30% from a year ago.

For the quarter, earnings per share were $0.05, down 71% from the previous quarter and up 171% from a year ago.

Copper unit volume, measured by the tonnage of copper contained in the wire and cable sold, decreased 2% sequentially and increased 5% from a year ago. This does not include other raw materials, such as aluminum and insulation materials.

Q1 Fiscal 2026 Summary

Q1 Financial Results
($ in millions, except earnings per share)	Q1 FY2026	Q4 FY2025	Q1 FY2025	Q/Q	Y/Y
Revenues	$130.8	$133.8	$100.6	(2)%	30%
Gross profit	$10.7	$11.0	$3.7	(3)%	189%
Operating expenses	$7.6	$8.3	$6.4	(8)%	19%
Operating profit	$3.3	$2.8	$(2.7)	18%	222%
Net income	$1.4	$3.5	$(1.5)	(60)%	193%
EPS	$0.05	$0.17	$(0.07)	(71)%	171%

Revenue by Reportable Segments
($ in millions)	Q1 FY2026	Q4 FY2025	Q1 FY2025	Q/Q	Y/Y
North Asia	$23.9	$23.3	$18.9	3%	26%
ROW	$55.7	$64.6	$45.4	(14)%	23%
Thailand	$51.2	$45.9	$36.3	12%	41%
Total	$130.8	$133.8	$100.6	(2)%	30%

Revenue
Revenue for the first quarter was $130.8 million, representing a 30% year-over-year increase. Growth was driven by broad-based momentum across our international markets, where favorable commodity trends and steady project execution contributed an additional $30.2 million to the top line.

North Asia revenue for the first quarter was $23.9 million, up 26% year over year and 3% sequentially, primarily driven by the sustained increase in copper prices.

Thailand's revenue for the first quarter was up 41% year over year and 12% sequentially, reflecting strong execution of public-sector orders, supported by rising copper prices.

ROW revenue grew in the first quarter, up 23% from a year ago, but down 14% sequentially. The annual growth was driven by a recovery in the Australian market, supported by preemptive purchasing amid geopolitical tensions. The sequential decrease reflected the timing of public sector project milestones, resulting in normal quarterly variability.

Gross Profit
Gross profit margin for the first quarter was 8.2%, compared to 3.6% in the same period last year and flat sequentially. The year-over-year expansion was primarily driven by a more favorable product mix and the positive impact of rising copper prices.

Expenses
Total selling, general, and administrative expenses increased 19.0% year-over-year, primarily due to higher research and development costs and increased selling expenses.

Non-Operating Items
During the quarter, the Company recorded a one-time gain of approximately $1.0 million from the disposal of an investment.

Balance Sheet and Cash Flow
Cash and cash equivalents were $73.2 million, an increase of $40.1 million from the preceding quarter. This increase was primarily driven by the successful completion of a rights offering in the first quarter, which raised $34.1 million in net proceeds.

Trade receivables for the first quarter rose to $108.1 million, up $4.6 million from the preceding quarter. The increase in accounts receivable was primarily driven by higher average selling prices, reflecting sustained copper price appreciation.

Inventory was $150.6 million, representing a slight decrease of $1.0 million from the preceding quarter. The stable inventory level reflects the ongoing deliveries, which offset prior-period build-up while maintaining a consistent stock position to support future demand.

Cash flow from operating activities generated an inflow of $1.6 million in the first quarter, compared to a net outflow of $1.9 million in the prior quarter. This improvement was primarily driven by a reduction in inventory purchases, which lowered cash requirements for replenishment. Cash inflow from financing activities recorded $40.6 million, compared with $40.9 million in the prior quarter, primarily driven by the completion of the rights offering.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through subsidiaries primarily engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360
Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of US Dollars, except share data)

	For the three months
	ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
	US$'000	US$'000
Revenue	$130,846	$100,587
Cost of sales	(120,172)	(96,922)
Gross profit	10,674	3,665

Other operating income	117	35
Selling, general and administrative expenses	(7,645)	(6,426)
Other operating expenses	—	(52)
Net impairment loss on financial and contract assets	129	41
Operating profit	3,275	(2,737)

Finance costs	(350)	(414)
Finance income	19	22
Gain on disposal of investment	1,044	—
Exchange gain/(loss)	362	274
Other income	73	198
Other expense	(227)	—
Profit before tax	4,196	(2,657)
Income tax expense	(1,140)	361
Profit for the period	$3,056	$(2,296)

Attributable to:
Equity holders of the parent	1,430	(1,479)
Non-controlling interests	1,626	(817)
	3,056	(2,296)

Basic and diluted profit per share	$0.05	$(0.07)
Basic and diluted weighted average common shares outstanding	28,404,579	20,616,227

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands of US Dollars, except share data)

	For the three months
	ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
	US$'000	US$'000
Profit for the period	3,056	(2,296)
Other comprehensive income

Cumulative translation differences reclassified to profit or loss on liquidation of a subsidiary	—	—
	(4,198)	2,130
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	(880)	(6)
Income tax effect	176	1
	(704)	(5)
Re-measuring losses on defined benefit plans	59	(11)
Income tax effect	(12)	2
	47	(9)

Other comprehensive income for the year, net of tax	(4,855)	2,116
Total comprehensive income for the period, net of tax	(1,799)	(180)
Attributable to:
Equity holders of the parent	(573)	97
Non-controlling interests	(1,226)	(277)
	$(1,799)	$(180)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of March 31, 2026 (Unaudited)	As of December 31, 2025 (Audited)
	US$'000	US$'000
Assets
Current assets
Cash and cash equivalents	73,218	33,163
Financial assets at fair value through profit or loss	18	61
Trade receivables	108,094	103,535
Other receivables	135	936
Contract assets	13,180	7,748
Due from related parties	1,860	3,905
Inventories	150,565	151,515
Prepayments	2,552	3,118
Assets classified as held for sale	791	782
Other current assets	6,330	4,336
	356,743	309,099
Non-current assets
Financial assets at fair value through other comprehensive income	3,244	4,161
Property, plant and equipment	51,507	53,683
Right of use assets	2,623	2,879
Investment properties	516	536
Intangible assets	54	65
Investments in associates	839	875
Deferred tax assets	5,998	6,169
Other non-current assets	5,217	4,228
	69,998	72,596
Total assets	426,741	381,695

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of March 31, 2026 (Unaudited)	As of December 31, 2025 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	47,658	41,828
Trade and other payables	60,413	58,184
Due to related parties	12,200	9,590
Financial liabilities at fair value through profit or loss	152	—
Accruals	6,095	11,079
Current tax liabilities	1,362	644
Employee benefit liabilities	1,158	2,507
Financial lease liabilities	1,102	1,113
Other current liabilities	13,459	6,877
	143,599	131,822

Non-current liabilities
Interest-bearing loans and borrowings	—	510
Employee benefit liabilities	7,593	6,524
Lease liabilities	1,231	1,473
Deferred tax liabilities	4,350	4,239
Other non-current liabilities	729	175
	13,903	12,921
Total liabilities	157,502	144,743

Equity
Issued capital	413	206
Additional paid-in capital	151,973	118,103
Treasury shares	(38)	(38)
Retained earnings	66,517	65,087
Other components of equity	(15,069)	(13,066)
Equity attributable to equity holders of the parent	203,796	170,292
Non-controlling interests	65,443	66,660
Total equity	269,239	236,952
Total liabilities and equity	426,741	381,695

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months
	ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
	US$'000	US$'000
Net cash provided by/(used in) operating activities	$1,571	$(2,008)
Net cash used in investing activities	(930)	(2,047)
Net cash provided by financing activities	40,584	8,035
Effect of exchange rate	(1,170)	241
Net decrease in cash and cash equivalents	40,055	4,221
Cash and cash equivalents at beginning of period	33,163	34,035
Cash and cash equivalents at end of period	$73,218	$38,256